Exhibit 99.2

Asia’s Next - Generation Media and Data Analytics Company Company Snapshot April 2025

Disclaimer Disclaimer This presentation (this “Presentation”) is for information purposes only. By accepting, reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. No Offer or Solicitation This Presentation does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirement of the Securities Act of 1933, as amended, or an exemption therefrom. Cautionary Statement Regarding Forward - Looking Statements This Presentation contains forward - looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. In some cases, you can identify forward - looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing," "target," "seek" or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward - looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward - looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward - looking statements. Forward - looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene's filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. TNL Mediagene cannot assure you that the forward - looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. In light of the significant uncertainties in these forward - looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward - looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward - looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication. Non - GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with the the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), such as adjusted EBITDA and other metrics. These non - IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing TNL Mediagenes’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cashflows from operations or other measures of profitability, liquidity or performance under IFRS. We believe these non - IFRS financial measures, including on a forward - looking basis, provide useful information to management regarding certain financial and business trends relating to TNL Mediagene’s financial condition and results of operations. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA is our preferred metric for profitability because we believe it facilitates operating performance comparisons on a period - to - period basis and excludes items that we do not consider to be indicative of our core operating performance. We define adjusted EBITDA as profit (loss) for the period excluding depreciation expenses and amortization expenses as well as extraordinary items associated with one - time events and transactions, such as one - time transaction - related expenses not eligible for capitalization and one - time transaction - related impairment losses. Our management does not consider these non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non - IFRS financial measures and reconciliations is that they exclude significant expenses and income that are required by IFRS to be recorded in TNL Mediagene’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expense and income are excluded or included in determining these non - IFRS financial measures. Copyright © 2025 TNL Mediagene 2

Industry and Market Data This Presentation contains industry and market data obtained from third - party industry publications and sources, from research reports prepared for other purposes and from our management’s good faith estimates and internal sources. Such information was obtained or prepared from sources believed to be reliable, but we have not independently verified the underlying information obtained from these sources and cannot assure you of the accuracy or completeness of such information or the reasonableness of any underlying assumption used by third - parties to prepare such information. Any data on past performance or modeling contained in this Presentation is not an indication as to future performance. The nature of this information is inherently subjective, based on estimates and is subject to change. Trademarks and Intellectual Property All trademarks, service marks, and trade name of TNL Mediagene or its affiliates used herein are trademarks, service marks, or registered trade names of TNL Mediagene. Any other product, company names or logos mentioned herein are the trademarks and/or intellectual property of their respective owners and their use is not intended to, and does not imply, a relationship with TNL Mediagene, or an endorsement or sponsorship by or of TNL Mediagene. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that TNL Mediagene will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. No Advice Given Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations relating to us. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations, or financial needs. Nothing contained herein shall be deemed a recommendation to any individual or entity to enter into any transaction or take any course of action. Important Additional Information and Where to Find It Our annual report for the fiscal year ended December 31, 2024, when available, can be obtained, without charge, at the SEC’s website at www.sec.gov or on our website at www.tnlmediagene.com . Copyright © 2025 TNL Mediagene 3

We are a Media, Digital and Technology Company with Data at its Core

TNL Mediagene Profile:

25
Content brands

500
Employees

189M+
Monthly digital footprint[1]

850+
Customers

45M+
Monthly unique users[2]

Global
Diverse customer base

$35.8M
2023 revenue[3]

Tokyo
Head office

What We Do:



Media &
Branded Content
Data
Technology
Digital Studio

Sources: Company data and Google Analytics as of March 31, 2025. Company calculations based on US Census Bureau 2024 estimates, Pew Research Center for demographic data and Statista study for 2022 ad spending data published March 6, 2024.

Notes: [1] Digital footprint comprised of average monthly views during the most recent available Company data for the twelve months ended March 31, 2025.
[2] Monthly unique users refers to the average monthly unique users of owned sites and Social platforms (YouTube + TikTok) based on the Company data for the twelve months ended March 31, 2025.
[3] Audited revenue for 2023.

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40 1 31 26 23 21 20 18 10 8 7 91 66 64 59 50 39 33 30 19 …With a Global Scale, a Diverse, Regional Audience… 11% 19% 21% 25% 24% 45% 55% Nikkei (JP) Asahi (JP) South China Morning Post Yormiuri (JP) Nikkan Sports (JP) United Daily News (TW) Liberty Times (TW) China Times (TW) Straits Times (SG) ESPN CBS News Fox News Washington Post CNBC WSJ Times LA Times FT Regional Media TNLMG Outranks Major Asian Media and is Comparable to Major US Media Monthly Unique Users 2 (Millions) Gender Age Global/US Media Sources: SemRush and Company data as of February 29, 2024. Notes: 1 Google Analytics as of February 29, 2024. 2 Monthly unique users comprised of average monthly unique users of owned sites based on most recent available data sourced from Google Analytics for the company and Semrush for other media for the three months ended February 29, 2024. 3 ASEAN refers to Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand and Vietnam. Female Male 18 - 24 35 - 44 55+ 25 - 34 45 - 54 Audience Profile 1 Japan United States ASEAN 3 Taiwan Hong Kong Other Geography 6% 3% 1% 6% 50% 34% Copyright © 2025 TNL Mediagene 5

We Generate Revenue from 11 Sources Across Three Interconnected Business Units Advertising Sponsored Content Subscriptions Events Media & Branded Content Retail Media AdTech CDP / Data Licensing E - Commerce Technology Marketing Strategy Creative and Design Market Research Digital Studio Copyright © 2025 TNL Mediagene 6

We Operate 25 Media Brands Across Five Categories 7 Sports& Entertainment Lifestyle & Food Technology B2B Media News & Business Copyright © 2025 TNL Mediagene 7

…and a Large, Prestigious Customer Base Advertisers are global, regional, and diversified across sectors. Notes: This list represents a subset of our broader client base since July 2021. Copyright © 2025 TNL Mediagene 8

We are Scaled, Fast Growing and Cost Efficient

Revenue Growth Year-on-Year and Adjusted EBITDA[1]
($US Millions)



Revenue
Adjusted EBITDA
Preliminary 2024 Guidance:
21.4
-0.5
35.8
-1.1
30%+ Revenue Growth
Near Break-Even EBITDA
2022
2023
2024



Notes: [1] 2024 guidance is preliminary and adjusted for extraordinary items, including one-time DeSPAC and IPO expenses, and one-time transaction-related impairment losses. 2023 adjusted EBITDA excludes one-time transaction-related costs of approximately $3.2 million incurred in connection with the acquisition of Mediagene and preparation for DeSPAC as well as $0.3 million of one-time transaction-related impairment losses. 2022 Adjusted EBITDA figures have no exclusions of one-time transaction-related costs or any other adjustments from EBITDA.

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Copyright © 2025 TNL Mediagene
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Our Sustainable Growth is Led by a Seasoned Leadership Team…

Joey Chung

Chief Executive Officer
Co-Founder, Director



- Co-Founded The News Lens in 2013
- General Manager of Sanrio China
- Key Roles at UBS Equity Research

Motoko Imada

President, COO
Co-Founder, Director



- Founded Mediagene 1998
- Founded INFOBAHN in 2015
- Launched Japanese version of Wired in 1994.

Jim Wu

Chief Corporate Affairs Officer, Director



- Global M&A at Yahoo!
- Chief Legal Officer at Openwave Systems Nasdaq: OPWV
- Entrepreneur, investor, advisor, and strategic visionary in the Pacific Rim for over 30 years

Hiroyuki Terao

Chief Financial Officer



- CFO at Mediagene Inc.
- Certified public accountant
- Extensive years of experience in Finance and Business Management

Richard Lee

Chief Technology Officer



- Experienced entrepreneur with a passion for technology and media
- Founded two media companies, Inside and iCook.
- Named Forbes 30 Under 30 Asia in Media, Marketing & Advertising in 2017

Aya Miyake

Chief Governance Officer



- Worked at Japan ASEAN Investment (now Japan Asia Investment), supporting startups
- Joined JASDAQ Securities Exchange (now part of Japan Exchange Group) as its first female career-track employee
- In 2012, became the first female executive at a Japanese stock exchange (Osaka Securities Exchange).

Carly Ma

Chief Human Resource Officer



- F- Senior HR Manager at Porsche Taiwan Motors, a subsidiary of Porsche A.G., Germany
- HR Business Partner at Amazon Fulfillment Services, Amazon.ca (2015–2019)
- Recruiting Analyst at Amazon Canada (2013–2015)

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Copyright © 2025 TNL Mediagene

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Marcus Brauchli Director Chairman of the Board of Blue Ocean Nasdaq: BOCN Founder of North Base Media Executive Editor of Wall Street Journal and Washington Post Takako Masai Director Director and Chair at SBI Financial and Economic research Institute Director Japan Professional Football League Advisory board at SKBI financial institute, Singapore Management University Ex Policy Board of the Bank of Japan Lauren Zalaznick Director Senior Advisor, BCG, Global TMT Director, RTL Group; Chair, National CineMedia Former Director, GoPro, Nielsen Corporation, Penguin Random House, Shazam Former EVP, Comcast NBCUniversal Priscilla Han Director Independent Director at Blue Ocean Nasdaq: BOCN Chief Investment Officer at Reapra Corporate Finance at Deloitte 11 …And Supported by an Experienced Public Company Board Copyright © 2025 TNL Mediagene 11

Our M&A Model One or two acquisitions per year Focus on media and content brands, technology, or data solutions Intended to open new geographies or strengthen internal technology Our M&A methodology was profiled in a Harvard Business Review case study 1 We Have Integrated 10 Acquisitions Since 2018 and Have a Robust Pipeline of Targets for Future M&A Notes: 1 Huang, Laura, and Katie LaMattina. "TNL Media Group." Harvard Business School Case 422 - 010, April 2022. Copyright © 2025 TNL Mediagene 12

We Develop Brands Organically to Expand Audiences for Our Customers Our innovative publishing and creative teams have a long track record of creating and licensing new, sustainable brands 1998 2018 2020 2022 2006 - 2012 2014 2016 2019 2023 2021 2013 2017 2015 Launched TNL ASEAN, International Editions Copyright © 2025 TNL Mediagene 13

0.4x 9.5x 17.1x 2.8x 2.0x 2.5x 2.5x 3.3x 2.9x 12.0x 11.3x 2.7x 4.1x 6.2x Compelling Valuation vs. Reference Comparables AdTech Digital & Social Media Average: 5.7x Median: 2.8x 7.3x Average: 6.6x Median: 6.2x TNL Mediagene management believes the company is currently undervalued Source: Yahoo Finance Valuation Measures Current Enterprise Value / Revenue accessed 4/21/2025 Copyright © 2025 TNL Mediagene 14

Thank Y ou